

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Richard Wong
Chief Financial Officer
AGRIFORCE GROWING SYSTEMS LTD.
800-525 West 8th Avenue
Vancouver, BC V5Y 1C6
Canada

> **Re: AGRIFORCE GROWING SYSTEMS LTD.**
> **Registration Statement on Form-S-1**
> **Filed May 6, 2024**
> **File No. 333-279154**

Dear Richard Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing